Filed by: ABN AMRO Holding N.V.
pursuant to Rule 425(a)
under the Securities Act of 1933, as amended

Exchange Act File Number 001-14624
Date: March 28, 2007

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 28, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

Amsterdam, 28 March 2007

ABN AMRO agenda for General Meeting of Shareholders on 26 April 2007

  TCI motions included on General Meeting of Shareholders (GMS) agenda for discussion and voting
  Supervisory and Managing Boards unanimously recommend shareholders vote against proposals to break up ABN AMRO and the requirement to return that capital to shareholders
  As ABN AMRO has already materially incorporated the remaining three TCI proposals in its plans, the Supervisory and Managing Boards see no reason for shareholders to vote in favour of these three motions
  Proposal to appoint Dr Ana Maria Llopis Rivas as member of the Supervisory Board
  As a result of our performance so far this year, we are confident of reaching at least EUR 2.30 EPS for 2007

ABN AMRO today announced the agenda for the GMS, to be held in The Hague on 26 April 2007. At the GMS, ABN AMRO will ask its shareholders to discuss and vote on the five items proposed by The Children’s Investment Fund (TCI). Furthermore, the Supervisory Board proposes to appoint Dr Ana Maria Llopis Rivas as member of the Supervisory Board and to reappoint four current Supervisory Board members. The full agenda (enclosed as attachment) will be sent to shareholders with a letter (see below) from Rijkman Groenink, Chairman of the Managing Board. All documents are also available on www.abnamro.com.

Letter to shareholders

We would like to use this opportunity to express our views on recent events including the agenda of our forthcoming General Meeting of Shareholders (GMS) that we published today on our website, the preliminary talks with Barclays PLC regarding a potential merger and the request from TCI to put certain motions on the agenda. We recommend that you read this letter in combination with the GMS agenda, its explanatory notes and the press release issued this morning, all of which can be found on our website (www.abnamro.com).

GMS agenda

Tomorrow we will publish the convocation for the GMS, which will be held on 26 April 2007. As you will see, one of the items on the agenda of the GMS concerns a number of motions that TCI has requested to be included. This request fulfils the criteria set forth in article 2:114a of the Dutch civil code regarding the right of shareholders to put items on the agenda of a general meeting of shareholders, which we have honoured. However, this does not mean that the Managing Board and the Supervisory Board of ABN AMRO concur with these motions. In this letter we would like to express the view of the Managing Board and the Supervisory Board, as well as their advice to shareholders how to vote in respect of these motions.

The Managing Board and the Supervisory Board are fully committed to creating value for you, our shareholders, and our reinforced business case for 2007 together with the merger talks with Barclays evidence our determination in this regard.

2007, a year of delivery

As we have stated previously, 2007 is a year of delivery. We are keenly focused on achieving the targets set out at the time of our annual results announcement on 8 February 2007. Delivery means earnings per share of at least EUR 2.30 (excluding gains on major disposals and restructuring charges), to be achieved mainly by improving the operating performance through (i) continued revenue growth; (ii) improved efficiency efforts; and (iii) acceleration of existing initiatives. As a result of our performance so far this year, we remain confident to reach at least EUR 2.30 EPS for 2007.

(i) Growth:
We see strong potential in our main growth areas; in Brazil as Banco Real will benefit from a continued benign economic environment; in Asia as we will continue to grow our consumer and commercial operations in selected markets, underpinned by the successful Van Gogh Preferred Banking concept; and in Italy as Antonveneta is now firmly integrated into the Group.

(ii) Efficiency:
A number of efficiency measures have been implemented in order to improve the operational performance of the BU Europe, BU North America and the BU Netherlands. The BU Europe will return to profitability in 2007 and is on track to meet the Group’s 20% return on assigned risk capital target over time. The BU North America will further improve its performance and competitiveness and bring its efficiency ratio more in line with its regional peers. The BU North America has therefore begun a process of continuous improvement of efficiency which will lead to a reduction of 900 FTEs in 2007. The BU Netherlands will invest further in improving service levels to its mid-market clients (our experience in 2006 showed that improved client satisfaction directly results in higher revenues). The related expense growth will be offset by additional benefits from the Services initiative, leading to overall limited cost growth for the BU Netherlands in 2007. The BUs Europe, North America and Netherlands will all benefit from the Services initiative.

(iii) Acceleration of existing initiatives:
We have accelerated existing initiatives, which will result in the exiting of underperforming commercial client relationships in the Commercial Client Segment, as we focus on those countries and products where we believe we have, or can build, a sustainable position in the context of the Group strategy. The efficiency ratio of BU Global Markets will further improve to 75% in 2007. The BU Global Clients is targeting a return on assigned risk capital of 20% in 2007 and beyond, through increased focus on financial institutions, and the continued focus on capital management. The efficiency and cost management of Group Functions will be addressed in 2007 and will affect more than 500 FTEs, mainly at head office, while continuing to ensure an effective control framework at all times. We will also continue to divest non-core businesses within BUs and thereby further improve the strategic focus of the Group.

Delivery on these initiatives will result in a meaningful improvement in operational performance in 2007 and beyond, and will create a solid standalone case.

Possible merger with Barclays

Based on regular conversations over prior years, which took place in the framework of a strategic review of the bank’s options, on 19th March 2007 we issued a statement jointly with Barclays saying that we were now in exclusive preliminary talks with regard to a potential merger of the two organisations. The Managing Board and the Supervisory Board believe that a merger with Barclays may provide the opportunity to create additional value, and we are excited about the potential opportunities that a merger with Barclays could offer. At this time it is not yet clear if our talks with Barclays will ultimately lead to a merger proposal. If our discussions do not lead to a merger proposal, we will examine other sustainable alternatives including our standalone business case. If our talks do lead to a merger proposal, we will obviously recommend it to shareholders without prejudice to compliance with our fiduciary duties and communicate the benefits to our shareholders.

Motions from TCI

We do not believe that the interests of our shareholders would be best served by the mere short-term cash generation actions embodied in the proposals that TCI has put forward for consideration at our upcoming General Meeting of Shareholders. We therefore recommend voting against proposals 11.1 and 11.2. As the other three resolutions 11.3 to 11.5 are already materially incorporated in our plans, we see no reasons for you to vote in favor of these motions.

TCI’s five motions:

1.	Portfolio break-up: As part of our commitment to creating value, we are continuously reviewing our portfolio and we have been divesting sub-scale and non-core operations. In recent years, these divestments have included LeasePlan, Bank of Asia, Bouwfonds and ABN AMRO Mortgage Group. We have identified further non-core assets and we will expeditiously dispose of those going forward in an orderly fashion.

We do not believe that a comprehensive break-up of the Group and sale of the growth engines for the mere purpose of generating cash returns in the short term would achieve the best sustainable long-term value for our shareholders. Selling highly profitable and high-growth businesses (and returning those proceeds to shareholders) would result in substantial stranded costs and loss of revenue. This will negatively and significantly impact the residual business mix, which would result in substantially lower returns, and as such a lower sum-of-the-parts valuation. The loss of diversification would also lead to lower credit ratings and higher capital requirements. We therefore recommend voting against this proposal (motion 11.1 on the agenda).

2.	Return of capital: We are committed to disciplined management of our capital. To this end, we announced a share buy-back programme of EUR 1 billion on 8 February 2007 to be completed by the end of June 2007 and we have proposed an increase in our full year 2006 dividend to EUR 1.15, up from EUR 1.10 in 2005. Our policy is to continue to return cash to shareholders in excess of what is needed to invest in the growth opportunities we have described. Selling highly profitable and high-growth businesses and returning those proceeds to shareholders would result in substantial stranded costs and loss of revenue. In addition it may lead to tax inefficient return of capital to shareholders. This would negatively and significantly impact the residual business mix and as such to a lower sum of the parts. The loss of diversification would also lead to lower credit ratings and higher capital requirements. We therefore recommend voting against this proposal (motion 11.2 on the agenda).

3.	Regarding the proposal to investigate the sale or merger of the Group: we would like to highlight that we are continuously exploring measures to create sustainable value for our shareholders. The announcement of our preliminary talks with Barclays shows that we are already actively considering the options for our company in an orderly manner to create sustainable and additional value for our shareholders. At this time it is not clear yet if our talks with Barclays will lead to a merger proposal. If there will be no merger proposal we will not only look at our standalone future but also at other alternatives. We are acutely aware of our fiduciary duties in this regard and will act accordingly.

4.	Reporting back to shareholders in six months: We attach great value to an open and transparent stance in our communications with shareholders. We update our shareholders frequently through press releases, updates, and quarterly earnings releases and will continue to do so in the future. We will report back to shareholders on our actions when we release third quarter results if nothing materialises before then.

5.	Regarding the proposed acquisitions moratorium for six months: we have previously said that a major acquisition in 2007 would not be consistent with our EUR 2.30 EPS target and the announced EUR 1 bln share buy-back programme.

Conclusion

The Managing Board and Supervisory Board unanimously favour this approach and ask your support, by means of voting in favour of all GMS agenda items except for items 11.1 and 11.2, for which we ask you to vote against. As we have already materially incorporated motions 11.3, 11.4 and 11.5 in our plans, we see no reason for you to vote in favour of these three motions.

Supervisory Board nominations

ABN AMRO announces today that the Supervisory Board has decided to nominate Dr Ana Maria Llopis Rivas as member of the Supervisory Board. Conditional on the approval of the GMS on 26 April 2007, she will replace Mrs Louise Groenman, who joined the Supervisory Board in 1999 and who has served two four-year terms.

The Supervisory Board has also decided to nominate Mr D. de Rothschild, Lord C. Sharman of Redlynch, Mr P. Scaroni, and Mr M.V. Pratini de Moraes for reappointment as members of the Supervisory Board. Shareholders will be asked to decide on the nominations at the GMS to be held on 26 April 2007.

Mrs Llopis Rivas was born in Venezuela, has Spanish nationality and has had a successful career in consumer marketing, notably with Procter & Gamble and Banesto. She was CEO of the Open Bank, Group Santander’s branchless bank (now called Patagon). Mrs Llopis Rivas held several non-executive directorships, including Reckitt Benckiser, and presently she is a non-executive director of British American Tobacco.

Conditional on the approval of the General Meeting of Shareholders on 26 April 2007, the Supervisory Board will consist of the following members:

Mr Arthur Martinez (Chairman), Baron David de Rothschild, Mrs Trude Maas-De Brouwer, Mr Marcus Vinicius Pratini de Moraes, Mr Paolo Scaroni, Lord Sharman of Redlynch, Mr Andre Olijslager, Mr Rob van den Bergh, Mr Anthony Ruys, Mr Gert-Jan Kramer, Mr Gerhard Randa and Mrs Ana Maria Llopis Rivas.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

	By:	/s/ Richard Bruens

		Name:	Richard Bruens
		Title:	Head of Investor Relations

Date: March 28, 2007
	By:	/s/ H.W. Nagtglas Versteeg

		Name:	H.W. Nagtglas Versteeg
		Title:	Secretary to the Managing Board